Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On July 2, 2009, Exelon Corporation used the following presentation in meetings with RiskMetrics Group and PROXY Governance, Inc.:

Exelon’s Offer Is About Value – Today and Tomorrow
Are EXC and NRG Together, or Is NRG Stand Alone, Better Built to Add
Value in a Complex and Carbon-Constrained World?
RiskMetrics Group
PROXY Governance, Inc.
July 2, 2009

Important Information
2
This presentation relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.545 of a share of Exelon common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration
Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange
Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.
Exelon filed a proxy statement on Schedule 14A with the SEC on June 17, 2009 in connection with the solicitation of proxies (the
“NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”).  Exelon will also file a proxy statement on Schedule 14A and other relevant documents  with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG
Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.
Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the
SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-
9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon,
Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and
Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the
Exelon Meeting and the NRG Meeting.  Information about Exelon and Exelon’s directors and executive officers is available in
Exelon’s proxy statement, dated March 19, 2009, filed with the SEC in connection with Exelon’s 2009 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the
Prospectus/Offer to Exchange.  Information about any other participants is included in the NRG Meeting Proxy Statement or the
Exelon Meeting Proxy Statement, as applicable.

Forward-Looking Statements
This presentation includes forward-looking statements.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking
statements made herein.   The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) the Exchange Offer Documents; (2) Exelon’s
2008 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s
Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial
Statements and Supplementary Data: Note 18; (3) Exelon’s first quarter 2009 Quarterly Report on
Form 10-Q filed on April 23, 2009 in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b)
Part I, Financial Information, ITEM 1. Financial Statements: Note 13 and (4) other factors discussed in Exelon’s filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication.  Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.
Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform
Act of 1995.
All information in this presentation concerning NRG, including its business, operations, and financial results, was obtained from public sources.  While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.
3 3

Background
4 4
• On October 19, 2008 Exelon announced its proposal to acquire NRG and create the largest, most diverse generation company in the U.S.
– 100% stock consideration, fixed exchange ratio of 0.485 shares of EXC for every share of NRG representing an initial premium of 37%
• The EXC/NRG combination would be the premier power company in a complex, dynamic industry
– Largest U.S. power company (~48,000 MW ) with market cap of ~$40
billion   and investment grade balance sheet
– Significant presence in five major competitive markets (Illinois,
Pennsylvania, Texas, California and the Northeast) rather than two or three
– Second lowest carbon emitting intensity in the industry
•
Exelon has increased its offer 12%
to 0.545, representing a 44%
4
premium today
4
We are seeking your support to elect nine new, independent NRG directors who will not constitute a majority of the NRG Board and who will act in the best interest of NRG shareholders
1. Premium of 37% based on EXC and NRG closing stock prices on October 17, 2008.
2. Includes owned and contracted capacity after giving effect to planned asset divestitures.
3. Exelon and NRG market capitalization as of 6/26/09.
4. 44% premium assumes that Exelon and NRG stand-alone stock prices are halfway between the implied stock price based on comparable company indices and the current stock price as of 6/26/09.
2

For NRG Shareholders, a Combination Means:

Scope, scale and strength to build on Exelon’s
proven capacity to…
• Execute strategic objectives from a solid financial
foundation, with ready access to low-cost capital
• Realize significant value creation through
operational and financial synergies
• Diversify across power markets, fuel types and
regulatory jurisdictions
• Respond to universally recognized need for
industry consolidation
• Be a significant voice in industry, policy and
regulatory discussions

1. Exelon: Sustainable Advantage 2. Exelon-NRG: A Clear Strategic Fit 3. Value for NRG Shareholders 4. Achievable Plan to Execute Deal 5. Action Sought Discussion Points: 6

Multi-Regional Diverse Company

Note: Owned megawatts based on Generation’s ownership at
December 31, 2008, using annual mean ratings for nuclear units
(excluding Salem) and summer ratings for Salem and the fossil and hydro units.
Midwest Capacity
Owned: 11,388 MW
Contracted: 3,230 MW
Total: 14,618 MW
ERCOT/South Capacity
Owned: 2,222 MW
Contracted: 2,917 MW
Total: 5,139 MW
New England Capacity
Owned: 182 MW
Total Capacity
Owned: 24,809 MW
Contracted: 6,483 MW
Total: 31,292 MW
Electricity Customers: 1.6M
Gas Customers:  0.5M
Electricity Customers:  3.8M
Generating Plants
Nuclear
Hydro
Coal/Oil/Gas Base-load
Intermediate
Peaker
Mid-Atlantic Capacity
Owned: 11,017 MW
Contracted: 336 MW
Total: 11,353 MW

1. EXC market capitalization as of 6/26/09.
2. Shareholder return from Exelon inception (10/20/00) through 6/26/09. Total return after reinvesting all dividends back into the security at the closing price on the day following the relevant ex-dividend date.  Includes stock price appreciation with dividend reinvestment.  Excludes taxes and fees.
Exelon’s Sustainable Advantage
8
Largest market capitalization in the sector at $33B and an investment grade balance sheet
• Investment grade balance sheet that enables consistent access to capital at lower cost
Experienced management team with track record of creating and returning shareholder value
• Exelon formed through combination of ComEd and PECO in 2000 – total shareholder return has reached 124% since that time compared to 45% for the
Philadelphia Utility Index, and a negative 23% for the S&P 500
2
Largest merchant generator in the U.S. based on power produced
• Management team and culture well-experienced and well-suited for today’s complex and competitive markets
• 19 nuclear reactors – largest nuclear operator in U.S., third largest in the world
• Industry-leading management model that consistently drives highest capacity factors (94%) and lowest generating cost of any nuclear fleet in the U.S.
• A plan to build 1,300-1,500 MW of new nuclear through uprates
Largest carbon upside in the industry
• In addition to positive leverage to any upside from gas, coal and capacity prices
1

Exelon Is Built to Last and Consistently
Creates Value
Operational Prowess
9
Solid Balance Sheet Consistent Dividends
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
2003 2004 2005 2006 2007 2008
Exelon Industry
Nuclear Annual Avg. Production
Cost ($/MWh)
$1.26
$1.60 $1.60
$1.76
$2.03
$0
$0.50
$1.00
$1.50
$2.00
2004 2005 2006 2007 2008 2009E
$2.50
$2.10
• Investment Grade Rating (BBB/A3/BBB+)
• Broad Access To The Deepest Capital Markets:
- $4.3 trillion High Grade Bond market
- $1.2 trillion Commercial Paper market
• Lower Cost of Capital:
- Offers $250 M in aggregate interest savings over the
next five years relative to non-investment grade debt
pricing
• Financial and Operational Flexibility:
- Ability to negotiate hedging transactions with better
margining terms or avoid incremental credit charges
1. Exelon Generation Senior Unsecured credit ratings.
2. Based on internal analysis.  Changes in market conditions could impact results.
65%
70%
75%
80%
85%
90%
95%
100%
Operator (# of Reactors)
Range 5-Year Average
1
2

Exelon’s Long-Term Value Drivers Generate Post-
Transaction Value for All Shareholders
Carbon
Nuclear
Uprates
PA
Procurement
Cost
Reductions
Long-term fundamentals create value beyond what is currently reflected in Exelon’s stock price
- $1.1 billion and growing annual upside to Exelon EBITDA from
Waxman-Markey legislation
- 1,300 MW - 1,500 MW in Exelon nuclear uprates by 2017 increases the value of the existing fleet
- $2,200-2,500/kW overnight cost for uprates vs. $4,000-4,500/kW for new build and additional ~$110/kW in annual savings from lower incremental operating costs from uprates
- $100-102/MWh   result in June PECO power procurement suggests
robust pricing and higher margins at Exelon Generation in 2011 and beyond
- $350 million in announced O&M reductions for 2010, more than half of which is sustainable
10
1. Assumes $15/tonne carbon pricing.
2.
Reflects retail price including line losses and gross receipts tax.
1
2

• Incremental 1,300 – 1,500 MWs of Exelon uprates over 2009-2017 exceeds NRG’s expected ownership of
STP 3&4
• Exelon has substantial experience managing 1,100 MWs of uprate projects over the past 10 years
• Less Risk:  less risk of cost overruns and delays; uprates can also be phased in based on market conditions which adds value
• Lower Cost:  Uprates do not materially increase the O&M of existing plants, saving ~$110/kW in annual costs vs. a new nuclear plant
Exelon’s Nuclear Uprate Plan Delivers More MWs
Than NRG New Build - With Less Risk At Half The Cost
1,170 MW
(44% Equity
Ownership)
Average Overnight Cost
Estimate of U.S.
New Build: $4,000-4,500/kW
Year Uprates Become Operational
0
200
400
600
800
1000
1200
1400
1600
1999-
2008
2009 2010 2011 2012 2013 2014 2015 2016 2017 2009-
2017
MWs
1,100 MWs
1,300 – 1,500  MW
Average Overnight Cost
Estimate: $2,200 - 2,500/kW
Exelon’s Uprate Plan
NRG’s New Nuclear Plan
at Max Equity Position
1. Exelon expects that NRG’s planned equity selldown
would further reduce NRG's net equity interest to
approximately 35%, or   936 MW, and possibly even less
“We are impressed with Exelon's optimistic plans to add up to 1,500 MW from nuclear uprates over the next eight years…The returns on these investments should be very attractive, as the company does not anticipate a higher run-
rate of O&M expenses (i.e., O&M/MWh should decrease).” - Angie Storozynski, Macquarie Securities, June 12, 2009
1

1. Exelon: Sustainable Advantage 2. Exelon-NRG: A Clear Strategic Fit 3. Value for NRG Shareholders 4. Achievable Plan to Execute Deal 5. Action Sought Discussion Points: 12

Combination Will Result in Scope, Scale and
Financial Strength

Pro Forma
Exelon
Pro Forma Quick Stats
($s in millions)
Combined assets 1 $73,000
LTM EBITDA
2
$10,000
Market cap (as of 6/26/2009)
$40,000
Enterprise value 3
$58,000
Generating capacity
4
~48,000 MWs
Enterprise Value
Market Cap
$0
Exelon FPL Duke Dominion First
Energy
Entergy
$10
$20
$30
$40
$50
$60
$58 BILLION
NRG Southern
1.
Reflects total assets (under GAAP) with no adjustments. Based upon 3/31/09 10-Q.
2.
Reflects Last Twelve Months EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization) as of 3/31/09 with no adjustments.
3.
Calculation of Enterprise Value = Market Capitalization (as of 6/26/09) + Total Debt (as of 3/31/09) + Preferred Securities (as of 3/31/09) + Minority Interest
(as of 3/31/09) – Cash & Cash Equivalents (as of 3/31/09).  Debt, Preferred Securities, Minority Interest and Cash & Cash Equivalents based upon  3/31/09
Form 10-Q.
4.
Includes owned and contracted capacity after giving effect to planned divestitures.

•
Geographically complementary generation asset base
•
Predominantly located in competitive markets
•
Strong presence in PJM (Mid-Atlantic and Midwest) and ERCOT
By RTO Combined
PJM 22,830
ERCOT 13,232
MISO 1,065
ISO NE 2,202
NYISO 3,960
CAL ISO 2,085
Contracted 6,483
51,857
SERC 2,295
WECC 45
Total 54,297
By Fuel Type Combined
Nuclear 18,158
Coal 9,001
Gas/Oil 18,818
Other 1,837
Contracted 6,483
1.     Excludes international assets.  Before any divestitures.
2.     Contracted in various RTOs, mainly in PJM and ERCOT.
Exelon
NRG
Combination Will Operate in Most Attractive
Markets
1
1
2

0
2
4
6
8
10
12
14
16
18
2003 2004 2005 2006 2007 2008
<1%
<1%
Exelon
~150,000 GWh
Pro Forma
Exelon
~221,000 GWh
Historical
Forward Coal Prices
Combined Entity Will Continue to Benefit
from Low Cost Fuel Sources
Powder River Basin and lignite coal supply (90%
of NRG’s coal) provides low-sulfur at a relatively
stable price as compared to northern and
central Appalachian coal mines.
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Northern Appalachian
Production Costs
Combined fleet will continue to be
predominantly low-cost fuel.
6%
Other
Coal
Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008
$/mmbtu
15
Powder River Basin
Central Appalachian
Hydro/Other
Gas/Oil
Other Coal
PRB & Lignite Coal
Nuclear
3% <1%
Q4 2008 Q1 2009
Nuclear
Coal
Gas
Petroleum
6%
Coal
93%
Nuclear
67%
Nuclear
23%
PRB &
Lignite Coal
2
1
1
1. Based on 2008 data, does not include ~26,000 GWh of Exelon Purchased Power.
2. Historically, Ligntite Coal prices have had similar volatility as Powder River Basin Coal.

Largest Fleet, 2
nd
Lowest Carbon Intensity
Source: Ventyx Velocity Suite Database
CO2 Emissions of 15 Largest U.S. Electricity Generators
Bubble size represents carbon intensity,
expressed in terms of metric tons of CO2
per MWh generated
Note: Does not consider effects of
proposed or unplanned divestitures.
0
50
100
150
50 100 150 200
2008 Gross Generation (TWh)
Exelon
Exelon + NRG
AEP
Southern
Duke
TVA
FPL
Entergy
Dominion
Berkshire
Hathaway
Calpine
NRG
First
Energy
Xcel
Ameren
Progress
250
Top 15 Generators by CO2 Intensity
15 Berkshire Hathaway 0.84
14 Ameren Corp 0.81
13 NRG Energy 0.78
12 AEP 0.77
11 Xcel Energy 0.74
10 Southern 0.69
9 Duke Energy 0.63
8 Progress Energy 0.61
7 TVA 0.60
6 FirstEnergy 0.55
5 Dominion 0.49
4 Calpine 0.39
3 FPL Group 0.33
Exelon + NRG 0.31
2 Entergy 0.27
1 Exelon 0.06
1. Exelon 2020 is Exelon’s comprehensive plan to reduce, displace or offset 15 million metric tons of greenhouse gas emissions each year by 2020.
Exelon 2020
1
principles will be adapted to the combined fleet

Carbon Legislation is Gaining Momentum and
Will Benefit the Combined Company
• Waxman-Markey legislation provides allocations to merchant coal units only if they actually run in any given year –
with this allocation mechanism, merchant coal plants will dispatch more than is economically efficient and fewer merchant coal plants will retire
• If merchant coal allocations are granted in a manner that does not change dispatch and retirement incentives,
Exelon’s EBITDA would increase by about $1.5 billion and NRG’s EBITDA would increase by about $150M in Year 1
• While Exelon has supported merchant coal allocations as part of an overall industry compromise, if no allocations are granted, Exelon’s EBITDA would increase by $1.5 billion and NRG’s EBITDA will decrease by $150M in Year 1
Note: Dollar values reflect illustrative results based on potential outcomes of climate legislation and should not be interpreted as a forecast for future periods.
The carbon benefit to be realized by Exelon’s nuclear fleet will significantly exceed the carbon costs faced by NRG’s coal-dominated generation fleet
$1,100
Exelon NRG
($M)
Year 1 EBITDA Impact of $15/tonne Carbon With
Waxman-Markey Merchant Coal Allocations
There is no case
where carbon
legislation is
better for NRG
than for Exelon
17
$0
On June 26
th
, the U.S.
House passed the
Waxman-Markey Bill
by a vote of 219-212

1. Exelon: Sustainable Advantage 2. Exelon-NRG: A Clear Strategic Fit 3. Value for NRG Shareholders 4. Achievable Plan to Execute Deal 5. Action Sought Discussion Points: 18

an
Offer Represents Significant Value to NRG
Shareholders
• Our original offer provided a 37% premium to NRG's stock price on
10/17/08
• When compared to all $1B+ stock deals since 12/2003, that was almost double the 1-day average of 19%
• NRG has responded with obstruction
• Refusing to negotiate with Exelon management; excluding us from their
“market discovery” process, that has produced no alternatives
• Refusing to allow limited two-week due diligence process
• Intervening with obstructionist tactics in regulatory proceedings
• Pursuing a frivolous and expensive lawsuit
• Falsely claiming that the election of Exelon’s nine nominees could trigger the “poison puts” in their debt
• Our new offer to NRG shareholders is even better
now…
implied
premium of 44%
•
Higher exchange ratio = 0.545
•
Greater growth opportunities than NRG stand-alone, at lower risk and relative cost
•
~$3.1B transaction value
• Now is the time for a new, independent and open-minded NRG board to come to the table

1. NRG’s lawsuit against Exelon in U.S. District Court, Southern District of New York, was dismissed on June 22, 2009.
1

The Value of the Offer to NRG Shareholders
Has Increased
THEN NOW
Exchange Ratio
Est. NPV of Synergies
0.485
0.545
(12.4% increase)
$1.5 – $3.0 B $3.6 – $4.0 B
Exelon’s best and final offer
20
1. Implied ownership as of 2012 assuming the conversion of $1.1 billion of mandatory convertibles.  Immediate ownership percentage upon deal close is 18.6%.
2. Includes estimated transaction costs of $654M (pre-tax).
3. Includes estimated transaction costs of $550M (pre-tax).
Transaction Value to NRG $2.3 B $3.1 B
Implied Ownership
16.8% 18.2%
2
1
3

•
Exelon’s offer has increased NRG’s stock price and decreased Exelon’s stock price relative to each company’s peer indices
•
Assuming that each company’s stand-alone stock price is halfway between the comparable company index and current stock price, the premium offered is still 44%
21 21
Current
Stock Price
($50.70)
2
Halfway
Between Index
and Current
($54.03)
Based on
Competitive
Integrated
Index ($57.35)
3
Current Stock
Price ($23.80)
2
16% 24% 31%
Halfway Between
Index and Current
($20.50)
35% 44% 52%
Based on IPP
Index ($17.21)
4
61% 71% 82%
Exelon Stand-Alone Stock Price
NRG
Stand-Alone
Stock Price
Indicative Premium
1
The world has
changed for
IPPs – lower
gas prices, a
weak economy
and likely
carbon
legislation will
translate into
lower IPP
valuations
Best Indicators Suggest Current Exelon Offer
Represents an Implied Premium of 44%
1. Premium based on 10/17/08 stock prices (last observable stand-alone stock value) is 54% at current offer.
2. Closing stock prices as of 6/26/09.
3. EXC implied stock price based on the Competitive Integrateds (AYE, ETR, FPL, PPL, PEG, CEG, EIX, FE) performance from 10/17/08 to 6/26/09.
4. NRG implied stock price based on the IPP Index (MIR, CPN, DYN, RRI) performance from 10/17/08 to 6/26/09.

Based on These Indicators, Transaction Provides NRG
Shareholders Immediate Value of $3.1 Billion
Share of
Synergies
$0.6B
Plus: EXC Upside
- Carbon
- Uprates
- PECO PPA roll-
off
1. Based upon implied premium of 44% from previous slide and assumes 277 million NRG fully-diluted shares outstanding.
2. Share of synergies reflects 18.2% NRG share of synergies (based upon midpoint of $3.6-$4.0B synergies), less NRG share of $550 million pre-tax total estimated transaction costs.
Implied
Transaction
Value to NRG
Shareholders
of $3.1B
Implied
Premium to
NRG
Shareholders
of $2.5 B
22
Even at June 26
closing prices, NRG
shareholders will
realize immediate
transaction value of
$1.7 billion
If Exelon’s offer
is withdrawn,
NRG
shareholders
face downside
risk in their share
price
1
2
th

Then
•
Assumed a traditional “integrate”
model
•
Reflected preliminary “top-down” internal estimate
without assistance from 3    parties
•
Notable assumptions included:
–
40% reduction in NRG’s A&G expense
–
10% reduction in NRG’s O&M expense
Now
•
Assumes an “absorb-integrate-transform”
model
•
Reflects  “bottom-up”
functional estimate with
assistance from Booz & Company
•
Assesses discrete operating areas, updates
assumptions and defines desired outcomes
•
Reflects enhanced view of NRG’s operating profile
(plant benchmarking)
•
Recognizes impact of Reliant Retail business to NRG
(A&G)
23
Upon Detailed Investigation, Exelon Has
Identified Greater Synergies
Exelon will realize these synergies, just as we have in the past
1. Based on analysis of publicly available
information.
2. Primarily reflects severance, systems
integration, retention and relocation costs.
Est. Annual Cost Savings:
$180 - $300 M
% of Combined Expenses:
~3%-5%
Costs to Achieve  : ~$100 M
NPV of Est. Synergies: $1,500
- $3,000 M
Est. Annual Cost Savings:
$410 - $475 M
% of Combined Expenses:
~6%-7%
Costs to Achieve 2 : ~$200 M
NPV of Est. Synergies: $3,600
- $4,000 M
rd
1
2
1

Synergies reflect a 30% reduction in NRG’s O&M expense, which is consistent with prior power sector transactions and reflects Exelon’s track record and commitment to delivering strong results – additional synergies possible
24
Category Amount ($M) Commentary
Key Sources of Synergies
Corporate / IT $225 - $245
• Includes enhanced corporate synergies from initial case based on detailed assessment and prior transaction experience, minimizing duplicative corporate support
Fossil $75 - $85
• Based on ~350 employee reduction from Exelon/NRG fleet optimization due to implementation of Exelon’s management model
Trading $65 - $75
• Absorption of NRG trade book into existing Exelon Power Team operations
• EXC Power Team is an experienced, multi-state power marketer, enabling smooth integration and significant labor synergies
Development $20 - $30
• Significant reduction in redundant staffing, without sacrificing continuing growth and development opportunities
Nuclear $10 - $20
• Integration of STP 1 & 2 into the largest nuclear fleet in the industry (not assumed until 2011, contingent upon agreement with co-owners)
Retail $15 - $20
• Reflects assumed NRG synergies (since Reliant acquisition was not incorporated into our initial analysis)
Total $410 - $475

243
170
117
Cost Savings
Estimate ($M)
$ 100 117%
Actual Post Merger
Integration Savings ($M)
% Realized of
Estimate
106% $ 160
$ 180 135%
• Targeted headcount reduction of ~1,200;
actual ~1,600
• Disciplined integration planning process
• Effective use of pre-close period for
integration planning purposes to accelerate
synergy capture
• Reduction in overall staffing levels through
centralization/leverage of scale
• Elimination of duplicate corporate and
administrative positions
• Common company-wide management
processes
Year
2001
2002
2003
$67
$210 $200 2004 $410
2003 $230 $163
Cumulative Cost Savings
Estimate ($M)
Actual Results (Pre Tax - $M)
(O&M + Capital = Total)
% Realized of
Estimate
100%
129%
$163 + $67 = $230
$339 + $188 = $527
O&M Capital
Exelon has the experience and management commitment to deliver on its synergy targets
Exelon Has a Proven Track Record of
Delivering Targeted Synergies
• Improved capacity factor from 77% in 2004 to
96% in 2006
• Reduced average refueling days from 80 in
2004 to 26 in 2006
50
60
70
80
90
100
1998 2000 2002 2004 2006 2008
PECO
Unicom
PSEG
Exelon
AmerGen
PSEG with NOSC

NRG Touts Numerous “Growth” Opportunities,
But A Closer Look Reveals Minimal Value
New Nuclear
(NINA)
•
NRG significantly underestimates both costs and risks
•
Any value estimate is speculative at this point
Reliant
•
Purchase appears accretive, but NRG’s EBITDA projections are extremely aggressive and suggested EBITDA multiple is unrealistic
•
Net value of ~ $1/share
Padoma Wind
•
150 MW net ownership (0.7% of NRG existing capacity) of new
wind in Texas scheduled to come on-line by the end of 2009
•
Potential net value in the $0.00-0.10/share range
eSolar
•
184 MW net ownership (0.8% of NRG existing capacity) of new
solar in Southwest scheduled to come on-line in 2011/2012
•
Potential net value in the $0.00-0.25/share range
GenConn Energy
•
200 MW net ownership (0.9% of NRG existing capacity) of new
peaking in Connecticut scheduled to come on-line in 2010/2011
•
Estimated net value of ~$0.10/share
NRG’s only real growth opportunity is the gas and heat rate upside in its existing 23,000
MW domestic fleet – Exelon has similar upside plus enormous carbon upside as well
26
1
1
1
1.  Upper end of range is based on optimistic net value estimate assuming a 10% profit margin on capital invested.

1. Exelon: Sustainable Advantage 2. Exelon-NRG: A Clear Strategic Fit 3. Value for NRG Shareholders 4. Achievable Plan to Execute Deal 5. Action Sought Discussion Points: 27

1
2
3
Investment grade metrics
•
We have modeled varying combinations of debt refinancing, asset divestitures, equity or equity-linked issuance and accelerated debt paydown to maintain our investment grade credit ratings – with a view to long-term shareholder value
•
Our optimal financing plan includes:
-
Divesting assets of ~$1.6 billion
-
Issuing ~$1.1 billion of mandatory convertible equity or common equity
-
Deploying cash on hand of ~$1.7 billion
-
Financing $4.2 billion in the debt capital markets
•
The plan is executable and provides
•
We have incorporated a “cost” of issuing equity or equity-linked securities into our model as we believe EXC’s long-term value is greater than its current stock price
•
The strategic benefits, long-term value and synergies created by the combination are more valuable than the “cost” of an equity or equity-linked issuance
28 28
Exelon Has a Financing Plan That Is Executable, Provides
Investment Grade Metrics and Creates Long-Term Value
“I think Exelon has the
capability to refinance
and close the
exchange offer”
- Jonathan Baliff, NRG
Executive Vice
President, Strategy
4
1.  Based on relative economics of the two securities and market conditions.
2.  Estimated excess cash balance at NRG reflects Exelon internal projections as of FYE 2009.
3.  Either at or about the time of the transaction or thereafter.
4.  Former investment banker at Credit Suisse testifying under oath in Federal Court on June 1, 2009.  NRG Energy. Inc. v. Exelon Corp., et al.,
     No. 09 Civ. 2448 (S.D.N.Y.).

2
We Have A Plan To Meet Our Financing Needs
– The Plan is Flexible and Executable
•
Exelon has many options to
address its financing needs
•
Capital markets
•
Bank financing
•
TopCo structure
•
Asset sales / Equity issuance
•
Bond waivers
•
Excess NRG cash
•
Capital markets remain strong
•
Over $200 billion in bank
commitments (over $1 billion) in
the last twelve months
7
•
Over $88 billion in investment
grade bond issues (over $1 billion)
year to date
7
•
$130 billion in U.S. equity
issuances year to date, of which
over $19 billion is convertible
equity
0
7
•
We can finance the transaction at
an ~8% interest rate given current
market conditions
29
Note:  Estimated balances based on internal estimates, reported data in NRG’s Form 10-Q as of 3/31/09 and
10-K dated 12/31/08.
1. Synthetic LOCs require drawn bridge loan.
2. Credit Suisse has the option to keep the security outstanding and make fair value adjustments.
3. Includes estimated fees, net of taxes and other non-recourse obligations.
4. Assumes divestiture of various assets including Big Cajun and other Louisiana Plants.
5. Excludes CS Notes and preferred interest.
6. Either at or about the time of the transaction or thereafter.
7. UBS market data.
Summary Financing Needs ($ M) Principal
Bank Debt (Includes TLB and Synthetic LOCs)
1
$3,114
Senior Notes due '14, '16, and '17 (in aggregate) 4,700
8.500% Senior Notes due 2019 700
3.625% Preferred Stock 250
Other 3
908
Potential Financing Needs $9,672
Preliminary Financing Plan
Estimated Excess NRG Cash and Equivalents (as of FYE '09) $1,700
Equity / Mandatory Convert Issuance 1,100
Asset Sales
4
1,600
Assumption of 2019 Bonds 700
Assumption of Select Non-Recourse Obligations
5
379
Debt Capital Markets Financing
6
4,193
Total Sources $9,672

Q2 2009 Q3 2009 Q4 2009
Receive Regulatory
Approvals
10/19:
Announce
Offer
Annual NRG and
Exelon Special
Shareholder
Meetings
11/12:
Exchange
Offer Filed
Make Filings and Work to Secure Regulatory Approvals
(NRC, DOJ/FTC, PUCT, NYPSC, PAPUC, CPUC)
Shareholder Proposal and Proxy Solicitation
8/21:
Exchange
Offer Expires
2/25: Over
51% of NRG
Shares
Tendered
Regulatory approvals are manageable and we expect the
transaction to close in 2009
5/21: FERC
Approval
Expected
Transaction Close
Exelon is Committed to the Combination
Q4  2008 Q1  2009
30
Discussing regulatory
concerns of an
NRG/Exelon tie-up,
Crane said he did not
expect the bidder to
have any regulatory
problems.–
David
Crane Interview with
Peter Semler of
Mergermarket, March
10, 2009

1

Jurisdiction Status
FERC Acquisition approved on May 21, 2009
Hart-Scott-Rodino Statutory waiting period expired April 30, 2009
NRC
Application under review without further information
requests
Texas
Commission ruled application is sufficient - hearing to
be held on October 15, 2009
New York To be decided without evidentiary hearing
Pennsylvania Hearings scheduled for July 15-17, 2009
California
CPUC accepted application; will be decided without
evidentiary hearing
Regulatory Approvals Are Advancing As
Expected
Completed In Process
1.        As of June 26, 2009
Note:  It is also worth noting that NRG’s lawsuit against Exelon in U.S. District Court, Southern District of New York, was dismissed on
June 22, 2009 and will not be an obstacle to closing.

1. Exelon: Sustainable Advantage 2. Exelon-NRG: A Clear Strategic Fit 3. Value for NRG Shareholders 4. Achievable Plan to Execute Deal 5. Action Sought Discussion Points: 32

•
Elect each of the four independent candidates nominated to run in opposition to the incumbent directors up for re-election
•
Expand the size of the NRG board to 19 directors
•
Elect each of the five independent candidates to serve on the expanded board
NRG Shareholders can secure the best transaction possible by taking the following actions:
This approach will allow NRG shareholders to share in the significant value to be generated from creating the largest, most diversified
power company in the U.S.
33
This will not
result
in Exelon’s slate
constituting a
majority of the
NRG Board
• NRG’s Board has been entrenched in its steadfast opposition to a transaction with Exelon by:
- Supporting an entrenched CEO and Senior Management who have sought to obstruct Exelon’s attempts to obtain regulatory approvals for the transaction
- Consistently ignoring the spoken will of a majority of NRG’s shareholders and refusing to negotiate with Exelon or allow due diligence
• We are committed to this transaction but will continue our efforts only as long as we have shareholder support.  The election of only four new directors would raise a significant question about the level of that support
Voting For Only Four Directors Will Reduce the Likelihood of a Value-Enhancing Transaction
It’s Time to Capture This Value

Exelon’s Slate of Experienced
Independent Nominees
Nominees have extensive business and management experience and experience serving on boards of public companies.  Slate comprised of a broad range of financial, legal and industry expertise
Four independent, highly qualified candidates to replace directors of
NRG whose terms expire at the 2009 Annual Meeting
•Betsy S. Atkins, Ralph E. Faison, Coleman Peterson and Thomas C.
Wajnert
Five independent, highly qualified candidates to fill the newly created seats upon an approved board expansion
•John M. Albertine, Marjorie L. Bowen, Donald DeFosset
Jr., Richard
Koppes and Ralph G. Wellington
Exelon’s proposed slate of directors is highly qualified and independent and will not constitute a majority of the Board

35 This Transaction Is Unique • Substantial synergies - fairly shared • Compelling value • Catalyst for consolidation The time is now…the parties are NRG and Exelon… the price is fair

Appendix 36

NRG Will Benefit from Exelon’s Carbon Upside

Assumptions:
• $10/tonne carbon
• 50% of requirement in
free allowances from
government
• 80% recovery through
power prices
• Yields $4/MWh
increase in wholesale
power prices
($10*.5*80%)
“Among the principal
beneficiaries of the
Waxman bill, therefore,
will be utilities with a
large proportion of
unregulated nuclear
generation, such as
Exelon, Entergy and
Constellation…. Most
adversely affected
will be RRI Energy (RRI).
Allegheny Energy (AYE),
NRG Energy (NRG), PNM
Resources (PNM),
Westar Energy (WR),
Ameren (AEE), Great
Plains Energy (GXP),
Mirant (MIR) and Dynegy
(DYN).” – Hugh Wynne,
“Bernstein Commodities
and Power: What Are the
Consequences of the
Waxman- Markey Climate
Change Bill for the Power
Sector?” (June 29, 2009)
Based on the table to the
left, EXC EBITDA
estimated to increase
8% (~$600M) in 2012
while NRG loses
2% ($62
M) by 2012 .
The negative impact to
NRG becomes even more
pronounced as allowance
grants are phased out,
while Exelon’s benefits
continue to grow.

Exelon has the liquidity, market access and financial flexibility to manage risk and pursue sizeable growth initiatives when appropriate
Exelon’s Balance Sheet Can Weather
Volatile Commodity Markets
•
Lower interest rates and lower cost of capital
•
Lower cost of equity capital
•
Ability to source capital from multiple markets (e.g. commercial paper) reduces risk of liquidity crunch
•
Investment grade market more likely to be accessible during challenging business cycles
•
Banks in this environment more willing to lend to large, diversified, highly-rated companies
– Over 20 banks committed to Exelon’s facilities providing over $7B in aggregate commitments
Broad
Access to
Capital
38
Lower
Cost of
Capital
•
Lower margin and collateral needs
•
Ability to bid competitively on PPAs and long-term deals since counterparties prefer investment grade companies
•
Reduced working capital requirements, no prepayments on long-term contracts
Financial
and
Business
Flexibility

Risks Inherent In A Non-investment Grade
Balance Sheet
Though currently re-opened, the non-investment grade market has closed on several occasions in recent memory, while the high-grade market has been consistently accessible regardless of economic cycles
Erratic access to such a critical source of funding would have significant liquidity implications for non-investment grade issuers like NRG
39
High Yield
Market
High Grade
Market
4%
5%
6%
7%
8%
9%
10%
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
$160,000
Source: SDC, J.P. Morgan
JULI Yield (%) Monthly new issuance volume ($mm)
6%
7%
8%
9%
10%
11%
12%
13%
14%
15%
16%
17%
18%
19%
20%
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
0
5,000
10,000
15,000
20,000
25,000
30,000
$35,000
JPMorgan Global HY Index Yield to Worst Monthly new issuance volume ($mm)

•
Exelon Generation’s full requirements power purchase agreement with PECO
Energy expires on December 31, 2010
•
Recent PJM prices for full requirements products:
Procurement
Date
Delivery Period $/MWh
PSE&G
(NJ BGS)
February 2009 June 1, 2009 - May 31, 2012 $103.72 Residential and Small
C&I¹
PPL  April 2009 January 1, 2010 - December 31, 2010 $86.74 Residential
$87.59 Small C&I
Allegheny June 2009 Residential:  17-month and 29-month
contracts, both beginning January 1,
2011
Non-residential: 17-month contracts
beginning January 1, 2011
$71.64 Residential
$75.40 Non-residential
PECO June 2009 17-month and 29-month contracts
beginning January 1, 2011
$100-102 Residential
(approximate)
Pennsylvania Procurement Provides Strong
Evidence of the Value of Exelon’s Mid-Atlantic Fleet
2
2
2
2
3
1.
Wholesale level pricing (excludes adjustments for taxes and transmission and distribution losses); includes cost of Network Transmission
Service (NTS).
2.
Retail level pricing but excluding NTS.  Retail price includes cost of Gross Receipts Tax and adjustment for transmission and distribution
(T&D) losses.  Retail prices based on distribution company press releases.
3.
Estimated retail price (i.e., inclusive of Gross Receipts Tax and adjustment for T&D losses but not NTS) converted from ExGen’s winning offers using Residential Retail Generation Rate Conversion Model at PECO Procurement website
(http://www.pecoprocurement.com/index.cfm?s=supplierInformation&p=rates).

RPM Capacity Auctions in PJM
The results of the recent RPM capacity auction are not anticipated to reflect a new
“norm” due to an anticipated market response to low clearing prices and rule changes for demand response bidding
• The RTO clearing price for 2012/2013 was $16.46 MW-day.  The clearing price for MAAC and Eastern MAAC resources was $133.37 MW-day and $139.73
MW-day respectively.
- Exelon offered 12,200 MWs of capacity in the RTO region; 1,500 MWs in the MAAC region; and 9,600 MWs of capacity in Eastern MAAC region
• A market response to the low clearing prices in the RTO region is anticipated
- Modified resource bidding behavior
- Retirement of costly and less efficient generation
- Cancellation of new generation projects
- Less Cleared Demand Response (DR)
•
The RPM capacity auction prices for 2012/2013 are the result of increased generation supply and demand response resources, decreased load PJM wide, and locational reliability requirements
• The 2012/2013 capacity auction was the first time in which Interruptible Load
Resources (ILR) were required to offer into RPM as a capacity resource
- The PJM tariff was interpreted to require existing ILR Resources to bid at $0
• On June 8, 2009, PJM and its stakeholders began considering changes that would eliminate offer caps on DR
- Tariff changes could result in future auctions that better reflect the true market value of capacity (i.e. the value to end use customers who sell firm power rights)

ERCOT Wind:
18 GW of Transmission Approved, Can Sell RECs
Nationally Under Federal RES, and Price Depression
Will Be Absorbed By Texas Alone
Upper Midwest Wind:
Dependent on Not-Yet-Approved Multi-State
Transmission Buildout and Price Depression
Will be Spread Over A Broad Area
Mid-Atlantic Wind:
Limited Wind Resources, So Will
Purchase RECs From Other Areas
42
Federal RES will result in incremental wind build in Texas to support REC purchases in other markets – depressing power prices in ERCOT

Federal RES Will Reduce Prices More in ERCOT
than in Midwest or Mid-Atlantic

Historical projected and actual costs of
nuclear construction ($/kW)
1974/75
$1,156
$4,410
1976/77
$1,493
$4,008
$560
$1,170
1966/67
% Over Original Estimate
+381% +269%
+209%
• No success with planned equity selldown
• Insufficient DOE loan guarantee funds to support all
identified projects
• Even with DOE loan guarantee of $4.6B and $3B in
loan guarantees from Japan (which we see as
aggressive), there is a financing gap of $2.5B - $5B
that NRG has not secured
• No disclosed details on risk mitigation plan for Toshiba’s first
U.S. nuclear construction project
• No signed PPAs because current market fundamentals do
not support pricing needed to cover construction costs
Significant Risks Make It Impossible To Ascribe Value At
This Early Stage
Nuclear new build estimates— Overnight $/kW
FPL $3,170-$4,630/kW
Progress (Levy County) $4,345/kW
Brattle Group $4,038/kW
Exelon (Victoria County) $4,148/kW
U.S. Consensus $4,000-4,500/kW
NRG $3,200/kW
vs.
Sources: NEI Whitepaper “The Cost of New Generating Capacity in Perspective” February 2009, Brattle Group IRP for
Connecticut - January 2008 , NRG 6/4/09 Presentation at Macquarie Global Infrastructure Conference
1. Amounts shown in 2008$, assuming 2% inflation over 2007$ for FPL and Progress. Exelon estimate includes initial fuel load cost.
2. NRG Investor Presentation, June 17, 2009
Overnight Cost Growth (1966-1977)
Est: +167% Actual: +243%
NRG Underestimates the Risks of Being a First Mover
STP 3&4 Is Subject To Project Execution And Cost
Escalation Risks That NRG Shareholders Cannot Ignore
• U.S. Supply chain and labor force must be re-established
• Japanese modular construction practices have not been
applied in the U.S.
• NRG has not announced completion of construction
contract
• U.S. labor productivity vs. Japanese is unknown
• Construction proximity to an operating nuclear plant poses significant risk to construction execution, schedule, and cost
• Owner’s costs and site development risks are material,
despite the brownfield site
2
1

Scale and Complexity of Nuclear New Build
Introduces a Unique Set of Challenges for NRG

New nuclear build is a high risk proposition for NRG and represents a substantial portion of the company’s market cap
• Even with financing support by the U.S. and Japanese governments, NRG is placing a significant portion of the company’s market cap at risk
• Exelon’s size and investment grade balance sheet significantly lessens the impact of this mega-project on the company’s operating and financial risk profile
Total nuclear new build equity financing as a percentage of market capitalization
NRG
EXC/NRG
- +25% +50% +75% +100% +125% +150%
$8.9 billion $11.2 billion $13.4 billion $15.7 billion $17.9 billion $20.1 billion $22.4 billion
12%
16%
19%
22%
25%
28%
31%
2%
2%
3%
3%
4%
4%
5%
0%
5%
10%
15%
20%
25%
30%
35%
40%
$ 4,142 / kW $ 5,178 / kW $ 6,213 / kW $ 7,249 / kW $ 8,284 / kW $ 9,320 / kW $ 10,355 / kW
2
1
1.
New build equity financing percentages are presented for various levels of total nominal project costs per kW, assuming 80% debt funding and market capitalization as of 6/26/09. The equity financing percentages reflect NINA ownership of STP units 3 and 4 at 40%, and NRG ownership of
NINA at 88%.
2.
Estimate of the total nominal project cost per kW based on the midpoint of the NRG price range for the nominal EPC and owners’ cost from
NRG’s 6/4/09 presentation at Macquarie Global Infrastructure Conference, plus estimated interest during construction, initial fuel load costs, guaranteed loan fees and debt service reserve.

NRG Is Overvaluing Reliant Retail’s Financial
Impact
Valuation Considerations
Even when assuming a $250 million run rate EBITDA for Reliant Retail, the financial impact to NRG is less than $1.00 per share
• Exelon fully supports the retail business model, and the Reliant acquisition appears value-accretive
• However, the suggestion that over $1 billion in equity value (or ~$4.50 per share) has been created is an overstatement
•
Valuation of 4-6x EBITDA is not achievable
– NRG paid 1.9x to 2.6x EBITDA in an auction
– Public markets have not imputed attractive
multiples to retail businesses in the past
• No allocation of debt in NRG’s valuation either in the
form of collateral or increased working capital
•
NRG seems to ignore the higher level of risk
for retail;
implies higher cost of capital
Potential Price Per Share Impact ($ M)
•
$250 million run rate EBITDA appears aggressive
– Gross margins ($670 M) assume steady mass market
and Commercial & Industrial margins which have been
volatile
–
Aggressive pricing from large competitors
(e.g.,
Centrica, FPL, CEG) will
likely compress margins
– Requires strong execution across key disciplines (e.g.,
risk management, customer service)
Earnings Considerations
Low High
NRG Management (as of 3/2/09):
1
Purchase Price $388 $388
(a)
Original EBITDA Estimate $200 $150
(b) Implied EV / EBITDA 1.9x 2.6x
Revised NRG Estimates (as of 5/27/09):
2
(c)
Revised Run-rate EBITDA $250 $250
(d)
Change / Implied Synergies (c - a) $50 $100
(e) NRG Purchase Multiple Range (line b) 1.9x - 2.6x 1.9x - 2.6x
Implied Value Created (d * e) $95 $130 $190 $260
Est. Price Per Share Impact
3
$0.34 $0.47 $0.69 $0.94
1.
NRG Investor presentation - March 2, 2009.
2.
NRG Investor presentation - May 27, 2009.
3.
Assumes 277 million NRG fully-diluted shares outstanding.

0

200
300
400
500
600
700
$800
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Exelon Estimate – Incremental
CapEx (High Case)
Exelon Estimate – Incremental
CapEx (Low Case)
NRG Form 10-K Disclosure
$1.3-$2.3 billion of incremental environmental compliance costs could limit
NRG’s ability to fund its future “growth” – particularly in light of its leveraged balance sheet and non-investment grade ratings
Total
NRG Estimate
$1.15B
Incremental
Cap Ex
$1.3 – $2.3B
Total $2.45 – $3.45B
46
• Under the new administration, we anticipate there will be more stringent environmental rules and regulations, including NOX and SO2 and particulate reductions under a revised Clean Air Interstate Rule
(CAIR), an aggressive EPA/DOJ New Source Review enforcement initiative
• These regulations may result in significant compliance costs for NRG’s coal-fired generation assets
• These regulations will have minimal impact on Exelon’s compliance costs given our nuclear portfolio
1. In its 3/31/09 Form 10-Q, NRG states that it has prepared an environmental capital expenditure plan for numerous pending regulations but does not disclose the amount of the planned expenditures.
2. Forecasted amounts shown above are included in transaction analysis.
Environmental Capital Expenditures
Could Severely Limit NRG’s Future Growth
1
2

• NRG claims that its hedge program insulates it from the current commodity down-cycle… looking closer:
• NRG has sold about 2/3 of its baseload energy forward for 2011, but at much lower prices than for 2009 sales
• As NRG’s above-market hedges roll off, we estimate that NRG’s baseload energy revenues could decline by ~$700 million based on current market prices between 2009 and 2011
At Current Forward Prices, ~$700 Million in
NRG Revenue Deterioration From 2009-2011
Between 2009
and 2011,
Exelon
Generation’s
estimated
gross margin
grows by
~$500
million,
largely due to
the PECO PPA
roll-off
47
0
1
2
3
4
2009 2010 2011
$B
NRG Baseload Energy Revenues
5% Sold in Short-
Term Market
95% Sold Forward at
an Average Price of
$61/MWh
79% Sold Forward at
an Average Price of
$58/MWh
$700
Million
Decline
33% Remaining Sales at an
Average Price ~$53/MWh
Assuming 5/29/09 Market
67% Sold Forward at
an Average Price of
$52/MWh
1
2
1.
Based on 2/28/09 market conditions, per Exelon Hedging Disclosures (April 2009).
2.
Percentages sold and average prices in blue as disclosed in NRG’s 2008 Form 10-K.  2010-2011 average prices in green are based on
Exelon internal analysis.  Average price represents weighted average of TX, NY and  PJM  baseload  energy  sales using market conditions as of 5/29/09.
21% Remaining Sales at an
Average Price ~$46/MWh
Assuming 5/29/09 Market

Premium Paid Analysis
All stock transactions with equity values greater than $1.0 billion, announced since
12/5/2003, U.S. targets (excluding withdrawn deals and spin-offs)
Source: SDC, Bloomberg, FactSet
Note: Excludes Wells Fargo's acquisition of Wachovia, Bank of America's acquisition of Merrill Lynch, JP Morgan's acquisition of Bear
Stearns and Bank of America's acquisition of Countrywide.
48
Date Date Equity Value
Premium Prior to Announcement (%)
Announced Effective Target Acquiror ($mm) 1 Day 1 Week 4 Weeks
04/01/09 Metavante Technologies Inc Fidelity Natl Info Svcs Inc 2,982 23.1 23.5 27.5
03/03/09 Magellan Midstream Hldg LP Magellan Midstream Partners LP 1,148 22.1 23.5 29.8
01/15/09 Terra Industries Inc CF Industries Holdings Inc 3,397 102.9 107.5 109.8
10/19/08 NRG Energy Inc Exelon Corp 6,261 36.7 38.0 31.1
06/23/08 12/05/08 Allied Waste Industries Inc Republic Services Inc 6,098 0.9 3.5 5.0
04/24/08 09/29/08 Wendy's International Inc Triarc Cos Inc 2,346 11.1 16.0 23.2
04/14/08 10/29/08 Northwest Airlines Corp Delta Air Lines Inc 2,918 14.1 14.9 20.2
05/04/07 10/01/07 Greater Bay Bancorp,Palo Alto Wells Fargo,San Francisco,CA 1,657 7.5 13.8 16.3
05/01/07 09/04/07 MAF Bancorp,Clarendon Hills,IL Natl City Corp,Cleveland,Ohio 1,973 39.5 39.9 38.1
03/18/07 08/30/07 InfraSource Services Inc Quanta Services Inc 1,253 17.4 18.1 16.0
02/05/07 08/20/07 Hanover Compressor Co Universal Compression Holdings 2,077 2.4 1.7 4.1
02/05/07 07/02/07 Investors Financial Svcs Corp State Street Corp 4,505 38.5 38.5 42.4
02/02/07 03/07/07 Weyerhaeuser Co Weyerhaeuser Shareholders/Domtar 2,939 0.0 0.0 0.0
12/04/06 04/02/07 Agere Systems Inc LSI Logic Corp 3,795 28.2 30.4 26.5
12/03/06 07/02/07 Mellon Financial,Pittsburgh,PA Bank of New York Co Inc,NY 16,371 (6.1) (6.2) (5.3)
10/17/06 07/12/07 CBOT Holdings Inc Chicago Mercantile Exchange 11,025 55.3 59.8 59.4
08/31/06 11/04/06 Glamis Gold Ltd Goldcorp Inc 6,829 32.4 32.4 35.4
07/10/06 12/01/06 Harbor Florida Bancshares Inc Natl City Corp,Cleveland,Ohio 1,110 21.6 21.6 21.6
07/06/06 02/21/07 Peoples Energy Corp WPS Resources Corp 1,588 15.0 13.6 11.6
06/12/06 11/15/06 Pacific Energy Partners LP Plains All American Pipeline 1,395 10.6 12.2 14.3
05/25/06 11/04/06 AmSouth Bancorp,Alabama Regions Finl Corp 10,035 (2.0) (0.0) 0.3
05/08/06 11/09/06 Fisher Scientific Intl Inc Thermo Electron Corp 10,280 7.0 8.2 7.4
01/24/06 05/05/06 Pixar Inc Walt Disney Co 7,555 2.5 4.5 4.9
12/20/05 05/22/06 Maxtor Corp Seagate Technology Inc 1,879 59.8 58.2 62.3
09/12/05 03/01/06 WFS Financial Inc Wachovia Corp,Charlotte,NC 3,035 13.8 12.6 15.3
09/12/05 03/01/06 Westcorp,Irvine,CA Wachovia Corp,Charlotte,NC 3,419 4.7 3.8 6.3
05/09/05 04/03/06 Cinergy Corp Duke Energy Corp 8,655 13.4 13.9 12.6

Premium Paid Analysis
All stock transactions with equity values greater than $1.0 billion, announced since
12/5/2003, U.S. targets (excluding withdrawn deals and spin-offs)
Source: SDC, Bloomberg, FactSet
Note: Excludes Wells Fargo's acquisition of Wachovia, Bank of America's acquisition of Merrill Lynch, JP Morgan's acquisition of Bear
Stearns and Bank of America's acquisition of Countrywide.
Exelon’s offer at
10/17/08 represented a:
• 1 day premium of 37%
• Premium to 1-week
average exchange ratio
of 38%
• Premium to 4-week
average exchange ratio
of 31%
49
Date Date Equity Value
Premium Prior to Announcement (%)
Announced Effective Target Acquiror ($mm) 1 Day 1 Week 4 Weeks
05/04/05 08/08/05 SpectraSite Inc American Tower Corp 3,153 9.5 9.6 9.1
04/18/05 12/03/05 Macromedia Inc Adobe Systems Inc 3,588 25.1 26.0 33.4
03/21/05 07/19/05 Ask Jeeves Inc IAC/InterActiveCorp 1,952 16.5 16.3 21.5
03/09/05 07/01/05 Great Lakes Chemical Corp Crompton Corp 1,552 10.1 10.4 11.0
03/03/05 05/16/05 Siliconix Inc Vishay Intertechnology Inc 1,003 16.2 18.6 14.7
01/31/05 11/18/05 AT&T Corp SBC Communications Inc 14,732 (6.6) (0.7) 3.3
01/28/05 10/01/05 Gillette Co Procter & Gamble Co 54,907 17.6 20.6 21.7
01/10/05 03/21/05 Fox Entertainment Group Inc News Corp 34,466 9.8 12.9 14.1
12/16/04 07/02/05 Veritas Software Corp Symantec Corp 13,520 9.5 28.6 47.0
08/12/04 03/11/05 Varco International Inc National-Oilwell Inc 2,551 9.2 9.6 13.4
08/02/04 01/01/05 First National Bankshares FL Fifth Third Bancorp,OH 1,253 40.5 43.4 45.2
06/21/04 11/01/04 SouthTrust Corp,Birmingham,AL Wachovia Corp,Charlotte,NC 14,157 20.2 21.5 24.1
04/07/04 06/25/04 Westport Resources Corp Kerr-McGee Corp 2,600 10.7 10.2 9.6
03/29/04 08/13/04 Tularik Inc Amgen Inc 1,796 47.1 48.5 45.7
03/17/04 08/02/04 Apogent Technologies Inc Fisher Scientific Intl Inc 2,691 5.5 6.4 7.5
02/26/04 12/21/04 ILEX Oncology Inc Genzyme Corp 1,051 25.0 22.6 19.9
02/17/04 07/01/04 Provident Financial Group Inc Natl City Corp,Cleveland,Ohio 2,094 15.3 15.6 15.7
02/16/04 10/01/04 GreenPoint Financial Corp,NY North Fork Bancorp,Melville,NY 6,203 14.1 15.1 19.3
02/06/04 04/16/04 NetScreen Technologies Inc Juniper Networks Inc 4,175 59.0 59.5 43.8
01/23/04 07/01/04 Union Planters Corp,Memphis,TN Regions Financial Corp 5,857 (2.5) (3.5) (3.1)
01/14/04 07/01/04 Bank One Corp,Chicago,IL JPMorgan Chase & Co 58,847 15.1 14.3 8.2
12/15/03 09/30/04 Gulfterra Energy Partners LP Enterprise Products Partners 2,551 2.2 4.1 3.4
Mean 7,372 19.2 20.7 21.7
Median 3,035 14.1 15.1 16.0
High 58,847 102.9 107.5 109.8
Low 1,003 (6.6) (6.2) (5.3)